OGE Energy Corp.  PO Box 321

Oklahoma City, Oklahoma 73101-0321

405-553-3000

www.oge.com

May 22, 2008

VIA EDGAR AND FEDERAL EXPRESS

Ms. Regina Balderas

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	OGE Energy Corp.

Form 10-K for the fiscal year ended December 31, 2007

Form 10-Q for the period ended March 31, 2008

File No. 1-12579

Dear Ms. Balderas:

Reference is made to the letter, dated May 14, 2008, in which you transmitted the comments of the Staff of the Division of Corporation Finance with respect to the above referenced filings (the “Staff Comment Letter”). This letter is submitted on behalf of OGE Energy Corp. (the “Company”) in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Note 12. Long-Term Debt, page 110

1.

Since the variable-rate industrial authority bonds are redeemable at the option of the holder during the next 12 months, please explain to us why it is appropriate to classify the bonds as long-term as of December 31, 2007. Refer for guidance to SFAS 6 and SFAS 78.

Response:

Please note that this comment is virtually identical to a comment we received in a letter from the Staff dated September 22, 2004. For your convenience, a copy of our response, dated October 5, 2004, to that comment is attached hereto. For all of the same reasons discussed in the attached letter, we continue to believe that the classification of the variable-rate industrial authority bonds (the “Bonds”) as long-term is correct.

The three series of Bonds were issued on behalf of the Company’s subsidiary, Oklahoma Gas and Electric Company (“OG&E”), and bear interest at variable rates determined from time to time. OG&E determines the period of time an interest rate is to be in effect and the remarketing agent sets the interest rate for the period. Upon the expiration of each interest period and the setting of a new interest rate, an existing bondholder either can accept the new rate or, by notice prior to the time the new interest rate is established, can tender the Bond to the remarketing agent for payment, in which case the remarketing agent will seek to remarket the tendered Bond. The remarketing agent has wide latitude in setting the interest rate and seeks to set the rate at a level to ensure that the bonds will be remarketed. Under certain circumstances, holders of the Bonds also have the right before the end of an interest rate period to tender their Bonds for payment and the process described above is implemented with the remarketing agent setting a new rate for either a new interest period or the balance of the existing period. In the event the remarketing agent cannot sell all or any portion of the tendered Bonds, the remarketing agent can still set the new interest rate and purchase the bonds for its own account. Alternatively, after having failed to remarket the Bonds, the remarketing agent can demand that OG&E purchase the Bonds that could not be sold by the remarketing agent.

This process of establishing new interest periods and setting new interest rates has occurred literally hundreds of times since the three series of Bonds were issued in 1995 and 1997, and the remarketing of tendered Bonds has occurred as often as necessary. From the Company’s perspective, the process is designed to provide liquidity to holders of the Bonds. Although it has not happened in the 13 years since the Bonds were issued, nevertheless, it is theoretically possible, as disclosed in Note 12 to the Company’s 2007 financial statements and as described above, that OG&E could be forced upon a remarketing failure to purchase any Bonds not remarketed. The Company, however, believed that the likelihood of such occurrence at December 31, 2007 and today is remote, and the Company classified this debt as long-term. The primary reasons the likelihood of such occurrence are remote are the ability of the remarketing agent to set the interest rate at a level to ensure a successful remarketing and the financial incentive of the remarketing agent to avoid a failed remarketing. In the Company’s judgment, the likelihood of both a failed remarketing and of OG&E being required to purchase these Bonds is limited to a sustained major upheaval in the financial markets or OG&E’s debt ratings being lowered below investment grade. As to major upheaval in the financial markets, there have been numerous events since the bonds were issued in 1995 and 1997 and all of the Bonds have continued to be successfully remarketed. As to a downgrade to below investment grade, OG&E’s ratings were A2 by Moody’s, BBB+ by S&P and AA- by Fitch at December 31, 2007 and remain at such levels today. The Company believed that the possibility of OG&E not having an investment grade rating during 2008 was very remote at December 31, 2007. Even if these various adverse events were to occur, OG&E had and has sufficient long-term liquidity to meet these obligations.

In accordance with SFAS No. 6, “Classification of Short-Term Obligations Expected to be Refinanced,” short-term obligations expected to be refinanced on a long-term basis, including callable obligations, are excluded from current liabilities only if the entity intends to refinance the obligation on a long-term basis and such intent is supported by an ability to consummate the refinancing, demonstrated by either a financing agreement or the post-balance-sheet-date issuance of a long-term obligation or equity securities. We expect our available long-term borrowing capacity to significantly exceed the $135.4 million principal amount of the Bonds at all times during 2008. Therefore, as the excess available borrowing capacity exceeds the $135.4 million principal amount of the Bonds, the Company has concluded that keeping the Bonds classified as long-term is appropriate at December 31, 2007 due to OG&E’s excess available long-term borrowing capacity during 2008 and OG&E’s intent to refinance the obligation on a long-term basis.

In accordance with SFAS No. 78, “Classification of Obligations That are Callable by the Creditor (an Amendment of ARB No. 43, Chapter 3A),” the current liability classification is also intended to include obligations that, by their terms, are due on demand or will be due on demand within one year (or operating cycle, if longer) from the balance sheet date, even though liquidation may not be expected within that period. It is also intended to include long-term obligations that are or will be callable by the creditor either because the debtor’s violation of a provision of the debt agreement at the balance sheet date that makes the obligation callable or because the violation, if not cured within a specified grace period, will make the obligation callable. Accordingly, under SFAS No. 78, such callable obligations are to be classified as current liabilities unless certain conditions are met. Short-term obligations that are expected to be refinanced on a long-term basis, including those callable obligations discussed herein, are, under SFAS No. 78, to be classified in accordance with SFAS No. 6. Therefore, as discussed above, the Company has concluded that keeping the Bonds classified as long-term is appropriate at December 31, 2007 due to OG&E’s excess available long-term borrowing capacity during 2008 and OG&E’s intent to refinance the obligation on a long-term basis.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

Note 12. Report of Business Segments, page 18

2.

To correct for the over-capitalization of certain costs in prior periods, we note you recorded a pre-tax charge of approximately $9.5 million in the current period. Given the materiality of the charge to pre-tax income, please explain to us why you did not restate prior-period financial statements to reflect the correction of the error as required by paragraph 25 of SFAS 154 and tell us how the accounting complies with the guidance in SAB Topic 1:N.

Response:

As reported in the Company’s Form 10-Q for the quarter ended March 31, 2008, the Company in 2004 adopted a standard costing model utilizing a fully loaded activity rate (“FLAR”) (including payroll, benefits, other employee related costs and overhead costs) to be applied to projects eligible for capitalization or deferral. In March 2008, the Company determined that the application of FLAR unintentionally resulted in the cumulative over-capitalization of immaterial amounts of certain payroll, benefits, other employee related costs and overhead costs in prior years. Based on the discussion of the accounting guidance below, the Company believes the error is immaterial considering both quantitative and qualitative factors and that a net $7.8 million pre-tax charge should be made to the financial statements in the first quarter 2008 to correctly account for over-capitalization of certain costs in prior periods due to the FLAR error of $9.5 million partially offset by $1.7 million from the reversal of bonus accruals in 2008.

Below is the analysis of the effect of this error on pre-tax income. Based on the guidance in SEC Staff Accounting Bulletin No. 108, the quantitative analysis is prepared on both the “rollover” and “iron curtain” approach for the effects on income. The rollover approach quantifies a misstatement based on the amount of the error originating in the current year income statement. Thus, this approach ignores the effects of correcting the portion of the current year balance sheet misstatement that originated in prior years (i.e., it ignores the “carryover effects” of prior year misstatements). The iron curtain approach quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origination.

Based on the analysis below, the error has an immaterial effect on the Company’s pre-tax income using both the rollover methodology and the iron curtain methodology for the years 2004, 2005, 2006 and 2007. The error is also immaterial on the Company’s pre-tax income using the iron curtain methodology for the year 2008. As seen below, the effect on the first quarter of 2008 is significant using the iron curtain methodology. This is due to the seasonal nature of net income at the Company’s subsidiary, Oklahoma Gas and Electric Company (“OG&E”), as the first quarter net income of OG&E for each year is expected to be close to zero.

Quantitative Pre-Tax Net Income Analysis:

Below is the analysis of the effect of the error on the leverage ratio used for covenant compliance. As shown below, the error has no effect on the Company’s leverage ratio, as all the leverage ratios are unchanged.

Quantitative Leverage Ratio Analysis:

Below is the analysis of the effect of the error on total assets. As is shown below, the error has an immaterial effect on the Company’s total assets.

Quantitative Asset Analysis:

Authoritative Guidance

I. In addressing materiality for the first quarter of 2008, Paragraph 29 of APB No. 28 “Interim Financial Reporting”, discusses materiality as it relates to the correction of an error on interim period financial statements.

“Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”

Although the error is material to the first quarter of 2008 quantitatively due to the seasonal nature of the Company’s revenues, this guidance suggests that it is appropriate to measure materiality on the basis of a full fiscal year. As a result, this error must be disclosed in the 2008 first quarter 10-Q, but would not require restatement due to its expected immateriality to the full fiscal year as shown above.

II. In accordance with Staff Accounting Bulletin No. 99 — Materiality (SAB No. 99), we have also considered qualitative factors in assessing this item’s materiality.

A number of these factors are discussed below.

The first factor we considered is whether the item is capable of precise measurement. It is a normal business practice by many companies to distribute internal labor and overhead to the various projects and business activities of a company. The methods utilized to distribute these costs can vary from company to company, but are acceptable accounting practices as long as they are based on a rational methodology and are applied on a consistent basis. However, the implementation of different methods will normally render different results because of the various assumptions utilized in each methodology. In this particular case, the application of FLAR is the methodology utilized by the Company to provide a best estimate of the labor and overhead costs associated with the various business activities. This methodology required significant judgment at implementation, as does any other allocation methodology. Even though the FLAR calculation itself is an estimate, the amount of the error can be precisely calculated by making an appropriate adjustment to the report parameters used to capture data in support of the FLAR calculation. However, if another method had been utilized for allocation of labor and overhead costs, the amount of the error would likely have been different. As a result, this error does have some element of estimation embedded within the FLAR methodology. This fact does provide support that there is some lack of precision embedded within the FLAR calculation and, under SAB No. 99, should increase the materiality threshold levels. This error was not the result of ineffective judgment regarding assumptions or the result of efforts to develop an inaccurate result. Rather, despite on-going scrutiny of the FLAR rates, the error resulted from inadvertent mistakes during the creation of an automated report used to develop FLAR rates and to clear over or under variances.

We next considered whether the error masks a change in earnings or other trends. As shown below, the error does not mask a change in earnings or other trends. The earnings for the Company have steadily increased over the period in question and this trend would not have been affected by the recording of the correct amounts of FLAR.

Similarly, as shown below, the misstatement did not hide a failure to meet analysts’ expectations for any of the years during the period in question. The following chart shows, for each of the years indicated, both the Company’s original published forecast and the Company’s final published forecast of consolidated earnings per share.

With respect to whether the misstatement concerns a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability, the misstatement involves OG&E, which obviously is significant to the Company’s operations or profitability. Even if the focus were solely on the OG&E segment, the impact on OG&E is not of importance qualitatively due to the consistently positive performance by OG&E during the years in question as its net income was approximately $107.6 million in 2004, $129.7 million in 2005, $149.3 million in 2006 and $161.7 million in 2007.

With respect to any regulatory requirement or compliance with loan covenants or other contractual requirements, the item did not have any impact on the leverage ratio, as shown above. Also, the item would not have had a material impact on the financial ratios used by the rating agencies, as evidenced by the minimal effect on net income shown above.

We also considered the impact on management’s compensation. The Company’s Internal Audit group investigated the cause of the FLAR error and determined that there was no evidence of intentional wrongdoing. Since all evidence indicated that the cause of the error was inadvertent, there is no case to make that the error was done in order to increase management’s compensation. The error only affected annual bonus payments. The impact of the error was de minimis on annual bonus payments for the years 2004, 2005 or 2006. The 2007 bonus payments for twenty-five officers were increased in the aggregate by $198,000 due to this error and, by officer (excluding Mr. Moore due to his death in September 2007), ranged from less than 1% to less than 3% of such officers’ salary and bonus for 2007, which demonstrates its immaterial level and lack of intent on the part of management to develop an inflated payout. Each of the performance goals that affected the 2007 payout of bonuses would have been above the target level of performance with or without the correction of the FLAR error.

While SAB No. 99 indicates that the items included therein do not constitute an “exhaustive list”, it is sufficiently comprehensive to evaluate the current item being considered. SAB No. 99 does suggest that, among other factors to consider, the demonstrated volatility of the price of the registrant’s securities in response to certain types of disclosures may provide guidance as to whether investors regard quantitatively small misstatements as material. The Company does not have a history of volatility in the price of its securities and there has been very little change in its stock price since the announcement of the error. Nor does the Company have a history or reputation for misstatements that may be indicative of a pattern.

After considering each of the quantitative and qualitative aspects of the error, we do not believe it rises to the level of being material. The effect of the error would not have significantly altered the “total mix” of information available to evaluate the Company’s performance. Nor is the item material when considered in the context of the “surrounding circumstances.” Accordingly, in our judgment, restatement of previously issued financial statements is not required.

III. In accordance with SFAS No. 154, “Accounting Changes and Error Corrections,” any material error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements. As we have concluded that this error is immaterial on the Company’s financial results, SFAS No. 154 does not need to be applied to immaterial items and would not require restatement.

The Company also acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s SEC filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please contact the undersigned at 405-553-3491.

Very truly yours,

/s/ Scott Forbes

Controller and Chief Accounting Officer

Excerpt from October 5, 2004 SEC Comment Letter

Note 13. Long-Term Debt, page 139

2.

We note that you have four series of outstanding long-term debt which have options for the holders to require redemption of the notes within one-year. We believe amounts in which redemption is outside your control should be classified as current on the balance sheet and statement of capitalization analogous to the classification guidance of ASR 268. Please explain in detail whether and why a reclassification to current would not be material to an evaluation of your financial position. If you believe your classification of debt is appropriate, please advise in detail and provide the accounting guidance you used to reach that conclusion. We may have further comment.

Response:

The Company believes its classification of the four series of debt as long-term was and is correct. These four series of debt of Oklahoma Gas and Electric Company (“OG&E”) can be segregated into two groups: (i) the three series of tax-exempt industrial authority bonds, which contain virtually identical payment terms, and (ii) the taxable 6.5% Senior Notes, which contain payment terms substantially different from the other three series of industrial authority bonds.

The 6.5% Senior Notes due July 15, 2017 contained a one-time option, during the thirty-day period from May 15, 2004 until June 15, 2004, for a noteholder to elect to have OG&E purchase on July 15, 2004, the holder’s note at the principal amount, without premium, plus accrued interest. This one-time option was the only feature that could have caused the 6.5% Senior Notes to be classified as current at December 31, 2003, as the 6.5% Senior Notes contain no other provision permitting redemption at the option of the holder prior to the scheduled maturity of the notes on July 15, 2017. Based on the then current interest rates for similar debt (which were well below 6.5%), the Company’s expectations of long-term rates for the first-half of 2004 and the price at which the 6.5% Senior Notes had recently traded, the Company concluded that it was remote that a holder of the 6.5% Senior Notes would exercise this one-time repayment option. For example, the interpolated 13-year treasury rate was approximately 4.5% in December 2003 and approximately 4.25% in January 2004. During this period, the credit spread between the treasury rate and utility debt with a credit rating comparable to OG&E was quoted at 1.1% to 1.2%, resulting in an effective interest rate for such securities of between 5.35% and 5.70%. On December 17, 2003, some of the 6.5% Senior Notes traded at a 10.69% premium to principal amount, equating to an interest rate of 5.33%. Thus, for it to be economic for a holder of the 6.5% Senior Notes to exercise the one-time repayment option during the period from May 15, 2004 until June 15, 2004, the Company estimated that the market interest rates for such securities had to increase approximately 15%, to above 6.5%, before June 15, 2004. For these reasons, and consistent with the accounting guidance issued in the FASB Technical Bulletin (“FTB”) 79-3, “Subjective Acceleration Clauses in Long-Term Debt Agreements” (discussed in more detail below), the Company determined that the appropriate course was to classify the 6.5% Senior Notes as long-term at December 31, 2003, as contrasted to temporarily classifying the 6.5% Senior Notes as current pending the expiration of the thirty-day option on June 15, 2004 and thereafter reclassifying the 6.5% Senior Notes as long-term on

June 16, 2004. The Company’s expectations about the likelihood of the one-time repayment option being exercised were borne out as no holders exercised the one-time option.

The three series of industrial authority bonds bear interest at variable rates determined from time to time. The Company determines the period of time an interest rate is to be in effect and the remarketing agent sets the interest rate for the period. Upon the expiration of each interest period and the setting of a new interest rate, an existing bondholder either can accept the new rate or, by notice prior to the time the new interest rate is established, can tender the bond to the remarketing agent for payment, in which case the remarketing agent will seek to remarket the tendered bond. The remarketing agent has wide latitude in setting the interest rate and seeks to set the rate at a level to ensure that the bonds will be remarketed. Under certain circumstances, holders of the bonds also have the right before the end of an interest rate period to tender their bonds for payment and the process described above is implemented with the remarketing agent setting a new rate for either a new interest period or the balance of the existing period. In the event the remarketing agent cannot sell all or any portion of the tendered bonds, the remarketing agent can still set the new interest rate and purchase the bonds for its own account. Alternatively, after having failed to remarket the bonds, the remarketing agent can demand that OG&E purchase the bonds that could not be sold by the remarketing agent.

This process of establishing new interest periods and setting new interest rates has occurred literally hundreds of times since the three series of bonds were issued in 1995 and 1997, and the remarketing of tendered bonds has occurred as often as necessary. From the Company’s perspective, the process is designed to provide liquidity to holders of the bonds. Although it has not happened in the nine years since the bonds were issued, nevertheless, it is theoretically possible, as disclosed in Note 13 to the Company’s 2003 financial statements and as described above, that OG&E could be forced upon a remarketing failure to purchase any bonds not remarketed. The Company, however, believed that the likelihood of such occurrence at December 31, 2003 and today is remote and, consistent with FTB 79-3, the Company classified this debt as long-term. The primary reasons the likelihood of such occurrence are remote are the ability of the remarketing agent to set the interest rate at a level to ensure a successful remarketing and the financial incentive of the remarketing agent to avoid a failed remarketing. In the Company’s judgment, the likelihood of both a failed remarketing and of OG&E being required to purchase these bonds is limited to a sustained major upheaval in the financial markets or OG&E’s debt ratings being lowered below investment grade. As to major upheaval in the financial markets, there have been numerous events since the bonds were issued in 1995 and 1997 and all of the bonds have continued to be successfully remarketed. As to a downgrade to below investment grade, OG&E’s ratings were A2 by Moody’s, BBB+ by S&P and AA- by Fitch at December 31, 2003 and remain at such levels today. The Company believed that the possibility of OG&E not having an investment grade rating during 2004 was very remote at December 31, 2003. Even if these various adverse events were to occur, OG&E had and has sufficient short-term liquidity to meet these obligations, if presented, and ultimately would refinance these obligations with additional long-term debt, if necessary.

The Company has classified the outstanding long-term debt which is subject to tender at the option of the holder as long-term based on the accounting guidance issued in FTB 79-3. Although the provisions of the four series of OG&E debt contain some similarities to “redeemable preferred stock” as referred to in Accounting Series Release (“ASR”) 268, “Presentation of Financial Statements of Redeemable Preferred Stock,” the Company feels that the FASB has specifically addressed this issue in FTB 79-3. FTB 79-3 addresses the question of how debt should be classified in the balance sheet if the long-term debt agreement contains a subjective clause that may accelerate the due date of the obligation. The conclusion of the FASB is that reclassification of the debt would not be required if the likelihood of the acceleration of the due dates was remote, the lender has not historically accelerated the due dates of similar loans and if the financial condition of the borrower is strong. We believe our long-term classification of this debt is consistent with FTB 79-3.

Although there are some similarities in ASR 268 as it refers to mandatorily redeemable preferred stock, we do not feel that ASR 268 necessarily supports classification of any of the four series of debt as a current liability on the balance sheet. The Company feels that, based on the facts and rationale described above and the intent of the Company, long-term classification of this debt in the balance sheet is the most appropriate classification in this circumstance.

You also have asked us to address why and whether a reclassification of the four series to current would not be material to the Company’s financial position. The Company provided significant disclosure of the terms of these four series of debt in Note 13 to its financial statements, disclosing the amount and maturity date of each series as well as the facts and circumstances related to the repayment options of these debt securities. We believe that, by providing this separate disclosure, the classification of all or a portion of these four series of debt securities either as current or long-term on the balance sheet would not have impacted an investment decision of a reasonable investor. Also, the Company would have met its debt covenant calculations even if the 6.5% Notes and three series of industrial authority bonds had been classified as current on the balance sheet. Finally, on a quantitative basis, the 6.5% Senior Notes represented less than 2.8% of the Company’s consolidated assets at December 31, 2003 and the three series of industrial authority bonds represented less than 3.0% of the Company’s consolidated assets at December 31, 2003. Therefore, in the Company’s judgment, a reclassification would not materially change the balance sheet. Also, the total annual interest cost of the three series of industrial authority bonds in 2003 was approximately $2.2 million, representing less than 2.4% of the Company’s annual interest costs on its outstanding indebtedness. Reclassification of the 6.5% Senior Notes and the three series of industrial authority bonds to current would have changed the working capital ratio (current assets to current liabilities) as of December 31, 2003 from 1.2x to .9x. Reclassification of just the three series of industrial authority bonds would have changed the working capital ratio to 1.0x. The Company does not believe such change is material. Finally, the position of regulatory bodies that regulate OG&E’s operations has been that long-term classification of these four series of debt is appropriate as these series of debt have been included in determining OG&E’s overall rate of return.

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